BIO-Key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

January 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng

    Special Counsel Branch Chief – Legal

Re:          BIO-Key International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2016

File No. 333-214792

Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2016

File No. 333-203613

Dear Ms. Mills-Apenteng:

We thank you for your comment letter dated December 20, 2016 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”, “we”, or “us”). The following is in response to the staff’s Comment Letter.

Concurrently with the filing of this letter, we have filed Amendment No. 2 to our Registration Statement on Form S-1 (the “Amended Registration Statement”) and Amendment No. 2 to our Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Post-Effective Amendment”).

The comments are included in bold below exactly as given in the Comment Letter and are numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s response immediately follows the comment. Page numbers referenced in the responses refer to page numbers in the Amended Registration Statement or the Amended Post-Effective Amendment, as applicable.

United States Securities and

Exchange Commission

January 19, 2017

Registration Statement on Form S-1 (File No. 333-214792)

Executive Compensation, page 30

1.

Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations. Please add corresponding disclosure in your post-effective amendment.

Response:

The requested revisions have been made. See page 30 of the Amended Registration Statement and page 31 of the Amended Post-Effective Amendment.

We believe that we have adequately responded to the Comment Letter. Please note that we have updated certain disclosure in the Amended Registration Statement and Amended Post-Effective Amendment to reflect the reverse stock split of our outstanding common stock which was effective December 29, 2016. Please direct any questions or comments regarding this letter, the Comment Letter, the Amended Registration Statement, or the Amended Post-Effective Amendment to our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609 896 4571. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer

cc: Vincent A. Vietti, Fox Rothschild LLP